SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Third Quarter 2012 Results October 31, 2012 Page 1

AMBEV REPORTS 2012 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, October 31, 2012 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; NYSE: ABV, ABVc] announces today its results for the 2012 third quarter (Q3 2012). The following operating and financial information, unless otherwise indicated, is presented in nominal Reais  and prepared according to International Financial and Reporting Standards (IFRS), and should be read together with our quarterly financial information for the three and nine months period ended September 30, 2012 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: This quarter we delivered the strongest net revenue growth (+15.1%) of the year despite a 0.5% decline in overall volumes (+0.3% in beer; -2.3% in CSD&NANC), giving us +2.1% volume and +9.3% net revenue per hectoliter (NR/Hl) growth for the year.  The performance of our Brazilian operations stood out once more, with a 17.5% NR/Hl growth while volume growth was limited to 0.2%.  As for our international operations, Canadian performance was flat, Latin America South (LAS) NR/Hl growth of 21.5% more than offset a 2.3% decline in volumes against a tough macroeconomic backdrop in Argentina, and HILA-ex reported volumes that grew roughly 55% in the first full quarter of consolidation of Cervecería Nacional Dominicana’s (CND) results.

Cost of Goods Sold (COGS): COGS rose 11% in the third quarter, with COGS per hectoliter growing 11.3%.  This was primarily caused by input cost pressures in Brazil for barley, aluminum and sugar, coupled with negative packaging mix and greater industrial depreciation related to capacity investments in the country, but also due to higher barley and labor costs in LAS.  For the first nine months of 2012, COGS/Hl increased 6.6%.

Selling, General & Administrative (SG&A) expenses: SG&A (excluding depreciation and amortization) expenses in Q3 2012 grew 16.2%.  Commercial spend and distribution expenses increased at a lower pace as compared to H1 2012 (with the exception of LAS, where labor cost pressures persist), whereas growth in administrative expenses in Brazil (mainly bonus accruals) mostly resulted from a tough comparison with Q3 2011.  Year-to-date, SG&A (excluding depreciation and amortization) growth stands at 15.1%.

EBITDA, Gross margin and EBITDA margin: We delivered a normalized EBITDA of R$ 3,801.5 million in the third quarter, which is 19.2% above the same period last year, giving us 12.5% growth thru September 30, 2012.  Both Gross and EBITDA margins expanded (120 bps and 160 bps, respectively) led by Brazil and LAS, while Canadian EBITDA margin remained flat for the quarter, and HILA-ex improved its EBITDA margin considerably to 16.7%, with an EBITDA of R$ 66.8 million.  These results sent us back to margin expansion territory for the year (+30 bps), with an EBITDA margin of 46.0%.

Operating Cash generation and Profit: Stronger revenue performance was the main driver behind the R$ 4,365.6 million (+27.6% vs. Q3 2011) of cash generated from our operations during Q3 2012.  Normalized Profit was R$ 2,518.5 million and Normalized Earnings per share (EPS) was R$ 0.81 in the quarter thanks to a higher EBITDA, a lower effective tax rate and an easy comparison with Q3 2011.

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	3Q11	3Q12	Reported	Organic	YTD11	YTD12	Reported	Organic
Total volumes	39,920.2	40,530.2	1.5%	-0.5%	116,898.4	120,139.1	2.8%	2.1%
Beer	28,607.0	29,371.7	2.7%	0.3%	84,176.1	86,487.8	2.7%	1.9%
CSD and NANC	11,313.1	11,158.4	-1.4%	-2.3%	32,722.3	33,651.3	2.8%	2.4%

Net sales	6,374.5	8,036.0	26.1%	15.1%	18,748.3	22,097.1	17.9%	11.7%
Gross profit	4,244.3	5,414.1	27.6%	17.1%	12,492.3	14,862.1	19.0%	13.1%
Gross margin	66.6%	67.4%	80 bps	120 bps	66.6%	67.3%	70 bps	80 bps
EBITDA	2,994.7	3,791.8	26.6%	17.5%	8,671.5	10,131.0	16.8%	11.8%
EBITDA margin	47.0%	47.2%	20 bps	100 bps	46.3%	45.8%	-50 bps	10 bps
Normalized EBITDA	2,952.8	3,801.5	28.7%	19.2%	8,634.9	10,167.4	17.7%	12.5%
Normalized EBITDA margin	46.3%	47.3%	100 bps	160 bps	46.1%	46.0%	-10 bps	30 bps
Profit - Ambev holders	1,687.3	2,508.8	48.7%		5,608.5	6,787.7	21.0%
Normalized profit - Ambev holders	1,645.4	2,518.5	53.1%		5,571.9	6,824.1	22.5%
No. of share outstanding (millions)	3,116.8	3,126.2			3,116.8	3,126.2
EPS (R$/shares)	0.54	0.80	48.2%		1.80	2.17	20.7%
Normalized EPS	0.53	0.81	52.6%		1.79	2.18	22.1%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special item adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2011 (Q3 2011), as the case may be. Values in this release may not add up due to rounding.

Third Quarter 2012 Results October 31, 2012 Page 2

CAPEX, Pay-out and Financial discipline: CAPEX totalled R$ 965.7 million during Q3 2012, most of which remained concentrated in our Brazilian supply and warehousing footprint.  We paid a dividend and IOC totalling approximately R$ 1.2 billion in late July, and ended the quarter with a net cash position of R$ 2,139.9 million, which does not reflect the additional dividend and IOC payments of about R$ 1.7 billion which took place as from October 15, 2012.  Total pay-out thru October 31, 2012 reached R$ 5.5 billion.

Management Comments

In the third quarter we continued to improve our overall performance for the year, with an EBITDA of R$ 3,801.5 million (+19.2%).  Solid net revenue per hectoliter growth (+15.2%) allowed us to offset COGS/hl growth (+11.3%) and SG&A increase (+15.7%).  As a result, EBITDA margin expanded 160 basis points to 47.3%.

In Brazil, volume growth decelerated for both our Beer (+0.2%) and CSD&NANC (+0.4%) operations, while top line results actually improved, with total net revenue for the country growing 17.8%.  The main reason behind this departure from the H1 2012 trend of a more balanced top line growth was the different timing of our pricing strategy in light of the federal excise tax increase set for October 1.  Accordingly, a substantial portion of our increases in price to retail took place towards the end of Q3 2012, and included not only the pass-through to cope with the higher excise tax, but also the price adjustments we have historically made in Q4 of each year.  Nevertheless, since on September 28 the Brazilian Federal Government decided to partially postpone the increase for beer to April 2013, we have already announced price reductions aimed at reflecting the lower tax growth in the fourth quarter.  That said, another quarter of steady improvement in price-mix through premium volume growth and higher direct distribution also played a key role in our top line.  Our market share averaged 68.5% in beer and 18.5% in CSD for the quarter (-110 bps and -40 bps, respectively), in both instances impacted by the price increases and a tough comparison against last year.  For the year, we averaged 68.7% share in beer (-20 bps against last year) while CSD share remained flat at 18.1%.  On the cost side, Brazil COGS/hl grew 12.0% and SG&A rose 19.4%.  Normalized EBITDA improved 23.1% in the quarter with a margin expansion of 220 bps.

“During the third quarter our team relied on the breadth of our portfolio and execution of our top commercial strategies so as to minimize the lower volume growth and market share loss we expected going into the price increase.  Moreover, our strategy of pursuing an optimal price-mix growth with positive EBITDA consequences has continued to work.  Looking ahead, our focus will be leveraging the main growth drivers to date, such as Antarctica Sub-Zero, Guaraná Antarctica, the 300 ml and 1L returnable glass bottles, Budweiser and Stella Artois, but also keep investing in the future of our business.  As an example, I would highlight the new visual identity for Skol, which was launched in September, as well as our renewed commitment to maintain capex to increase our production and distribution capacity around the country”, says João Castro Neves, CEO for Ambev.

HILA-ex reported R$ 66.8 million of EBITDA in the quarter and an EBITDA margin of 16.7%.  João Castro Neves commented as follows: “We remain very excited with HILA-ex because of the sizeable growth opportunities we are seeing more and more as we continue to integrate CND’s businesses.  In the third quarter, top line growth was mainly supported by our performance in the Dominican Republic, though our volume performance was also helped by accelerated growth in our Central American operations.”

In LAS we delivered Normalized EBITDA of R$ 573.5 million.  “Our EBITDA for the region remained strong, up 20.9% through a combination of a successful top line strategy and solid market share performances. The tough environment in Argentina impacted our volume performance, although we successfully managed to grow premium volumes with Stella Artois and further innovate in the marketplace thru the expansion of Quilmes 1890 and H2Oh! Limonetto, as well as the launch of Quilmes Night”, says Francisco Sá, CEO for the region.

Regarding Labatt, we delivered a Normalized EBITDA of R$ 535.1 million (+0.2% versus the same period last year).  According to Bary Benun, Labatt’s President: “In the third quarter we delivered slight growth in revenue and EBITDA despite challenging industry volumes, while maintaining a stable market share on the back of Bud Light’s volume and share performance, as well as our innovation portfolio during the summer season”.

As for the remainder of the year, though Brazil volumes for FY 2012 should remain above last year, we are updating our guidance to the effect that net revenue per hectoliter for the year should grow high single digits, which is consistent with our growth thru Q3 2012, and we should still deliver a more balanced top line growth as compared to FY 2011.  On the other hand, and despite the higher COGS per hectoliter growth in the quarter, we continue to expect COGS per hectoliter growth for the year in Brazil to be below inflation.  Finally, we remain committed to investing this year up to R$ 2.5 billion of capital expenditures in Brazil towards enhancing our supply chain infrastructure to support our innovation pipeline.

Third Quarter 2012 Results October 31, 2012 Page 3

Ambev Consolidated Income Statement

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	3Q11	Scope			3Q12	Reported	Organic
Net revenue	6,374.5	230.6	473.0	957.9	8,036.0	26.1%	15.1%
Cost of goods sold (COGS)	(2,130.3)	(88.4)	(169.6)	(233.7)	(2,621.9)	23.1%	11.0%
Gross profit	4,244.3	142.1	303.5	724.2	5,414.1	27.6%	17.1%
Selling, general and administrative (SG&A)	(1,822.4)	(75.2)	(142.6)	(285.3)	(2,325.6)	27.6%	15.7%
Other operating income	167.1	(0.4)	1.5	83.6	251.9	50.7%	49.6%
Normalized operating income (normalized EBIT)	2,589.0	66.5	162.4	522.5	3,340.4	29.0%	20.2%
Special items above EBIT	41.9	(9.5)	(0.1)	(41.9)	(9.6)	-123.0%	-102.0%
Net finance results	(306.3)				(344.3)	12.4%
Share of results of associates	0.1				0.0	-73.1%
Income tax expense	(620.8)				(452.9)	-27.0%
Profit	1,703.8				2,533.6	48.7%
Attributable to Ambev holders	1,687.3				2,508.8	48.7%
Attributable to non-controlling interests	16.6				24.8	49.6%
Normalized profit	1,662.0				2,543.3	53.0%
Attributable to Ambev holders	1,645.4				2,518.5	53.1%

Normalized EBITDA	2,952.8	94.3	187.2	567.1	3,801.5	28.7%	19.2%

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Net revenue	18,748.3	345.3	807.9	2,195.7	22,097.1	17.9%	11.7%
Cost of goods sold (COGS)	(6,256.0)	(131.6)	(291.2)	(556.3)	(7,235.1)	15.7%	9.0%
Gross profit	12,492.3	213.7	516.7	1,639.4	14,862.1	19.0%	13.1%
Selling, general and administrative (SG&A)	(5,379.3)	(116.3)	(251.1)	(776.5)	(6,523.1)	21.3%	14.4%
Other operating income	463.9	2.1	1.8	92.5	560.3	20.8%	19.9%
Normalized operating income (normalized EBIT)	7,576.9	99.5	267.4	955.4	8,899.3	17.5%	12.6%
Special items above EBIT	36.6	(17.1)	(0.2)	(55.7)	(36.4)	-199.5%	-158.2%
Net finance results	(377.2)				(572.6)	51.8%
Share of results of associates	0.2				0.1	-60.1%
Income tax expense	(1,581.0)				(1,432.5)	-9.4%
Profit	5,655.6				6,857.9	21.3%
Attributable to Ambev holders	5,608.5				6,787.7	21.0%
Attributable to non-controlling interests	47.1				70.3	49.2%
Normalized profit	5,619.0				6,894.3	22.7%
Attributable to Ambev holders	5,571.9				6,824.1	22.5%

Normalized EBITDA	8,634.9	142.8	310.3	1,079.3	10,167.4	17.7%	12.5%

Third Quarter 2012 Results October 31, 2012 Page 4

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Third Quarter 2012 Results October 31, 2012 Page 5

Ambev Consolidated

The table below summarizes our third quarter consolidated results. Normalized EBITDA reached R$ 3,801.5 million, representing a 19.2% improvement over Q3 2011 (YTD +12.5%). This was another quarter of gross margin expansion (+120 bps), while EBITDA margin expanded for the first time this year (+160 bps in Q3 2012 and +30 bps thru September 30) on the back of our top line performance in Brazil and LAS.

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	3Q11	Scope			3Q12	Reported	Organic
Volume ('000 hl)	39,920.2	792.5	-	(182.4)	40,530.2	1.5%	-0.5%
Net revenue	6,374.5	230.6	473.0	957.9	8,036.0	26.1%	15.1%
Net revenue/hl	159.7	2.6	11.7	24.4	198.3	24.2%	15.2%
COGS	(2,130.3)	(88.4)	(169.6)	(233.7)	(2,621.9)	23.1%	11.0%
COGS/hl	(53.4)	(1.1)	(4.2)	(6.0)	(64.7)	21.2%	11.3%
Gross profit	4,244.3	142.1	303.5	724.2	5,414.1	27.6%	17.1%
Gross margin	66.6%				67.4%	80 bps	120 bps
SG&A excl. deprec.&amort.	(1,684.7)	(69.3)	(133.6)	(273.1)	(2,160.7)	28.3%	16.2%
SG&A deprec.&amort.	(137.7)	(5.9)	(9.0)	(12.3)	(164.9)	19.7%	9.0%
SG&A total	(1,822.4)	(75.2)	(142.6)	(285.3)	(2,325.6)	27.6%	15.7%
Other operating income	167.1	(0.4)	1.5	83.6	251.9	50.7%	49.6%
Normalized EBIT	2,589.0	66.5	162.4	522.5	3,340.4	29.0%	20.2%
Normalized EBIT margin	40.6%				41.6%	100 bps	180 bps
Normalized EBITDA	2,952.8	94.3	187.2	567.1	3,801.5	28.7%	19.2%
Normalized EBITDA margin	46.3%				47.3%	100 bps	160 bps

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	116,898.4	840.8	-	2,399.9	120,139.1	2.8%	2.1%
Net revenue	18,748.3	345.3	807.9	2,195.7	22,097.1	17.9%	11.7%
Net revenue/hl	160.4	1.8	6.7	15.0	183.9	14.7%	9.3%
COGS	(6,256.0)	(131.6)	(291.2)	(556.3)	(7,235.1)	15.7%	9.0%
COGS/hl	(53.5)	(0.7)	(2.4)	(3.5)	(60.2)	12.5%	6.6%
Gross profit	12,492.3	213.7	516.7	1,639.4	14,862.1	19.0%	13.1%
Gross margin	66.6%				67.3%	70 bps	80 bps
SG&A excl. deprec.&amort.	(4,973.4)	(107.7)	(236.7)	(748.8)	(6,066.6)	22.0%	15.1%
SG&A deprec.&amort.	(405.9)	(8.5)	(14.4)	(27.7)	(456.5)	12.5%	6.8%
SG&A total	(5,379.3)	(116.3)	(251.1)	(776.5)	(6,523.1)	21.3%	14.4%
Other operating income	463.9	2.1	1.8	92.5	560.3	20.8%	19.9%
Normalized EBIT	7,576.9	99.5	267.4	955.4	8,899.3	17.5%	12.6%
Normalized EBIT margin	40.4%				40.3%	-10 bps	30 bps
Normalized EBITDA	8,634.9	142.8	310.3	1,079.3	10,167.4	17.7%	12.5%
Normalized EBITDA margin	46.1%				46.0%	-10 bps	30 bps

Third Quarter 2012 Results October 31, 2012 Page 6

Latin America North (LAN)

Our LAN region includes Brazil Beer, Brazil CSD & NANC and HILA-ex operations.  In the third quarter LAN delivered normalized EBITDA of R$ 2,692.9 million and 48.7% EBITDA margin.  Organic EBITDA growth of 22.8% and 220 bps of margin expansion in Q3 2012 resulted in most part from our strong top line performance in Brazil.  HILA-ex, however, was also an important growth driver thanks primarily to the integration of CND’s operations.  For the 9-month period ending September 30, normalized EBITDA grew 13.4% (+60 bps of EBITDA margin).

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	3Q11	Scope			3Q12	Reported	Organic
Volume ('000 hl)	29,586.7	914.9	-	15.2	30,516.8	3.1%	0.1%
Net revenue	4,475.3	237.4	37.4	781.0	5,531.1	23.6%	17.5%
Net revenue/hl	151.3	3.2	1.2	25.5	181.2	19.8%	16.8%
COGS	(1,467.4)	(95.8)	(24.5)	(177.7)	(1,765.4)	20.3%	12.2%
COGS/hl	(49.6)	(1.7)	(0.8)	(5.8)	(57.8)	16.6%	11.7%
Gross profit	3,007.9	141.6	12.9	603.3	3,765.7	25.2%	20.1%
Gross margin	67.2%				68.1%	90 bps	150 bps
SG&A excl. deprec.&amort.	(1,199.2)	(70.3)	(19.9)	(239.1)	(1,528.5)	27.5%	20.0%
SG&A deprec.&amort.	(109.3)	(5.9)	(3.1)	(12.4)	(130.7)	19.6%	11.4%
SG&A total	(1,308.5)	(76.2)	(23.0)	(251.5)	(1,659.2)	26.8%	19.3%
Other operating income	167.7	(0.4)	0.1	75.3	242.7	44.8%	44.6%
Normalized EBIT	1,867.1	65.1	(10.0)	427.1	2,349.2	25.8%	22.9%
Normalized EBIT margin	41.7%				42.5%	80 bps	190 bps
Normalized EBITDA	2,120.8	92.9	(5.1)	484.4	2,692.9	27.0%	22.8%
Normalized EBITDA margin	47.4%				48.7%	130 bps	220 bps

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	85,209.6	1,544.9	-	2,328.8	89,083.4	4.5%	2.7%
Net revenue	13,198.8	397.8	74.0	1,568.7	15,239.4	15.5%	11.9%
Net revenue/hl	154.9	1.8	0.8	13.5	171.1	10.4%	8.7%
COGS	(4,297.9)	(177.5)	(49.3)	(353.3)	(4,877.9)	13.5%	8.2%
COGS/hl	(50.4)	(1.1)	(0.6)	(2.6)	(54.8)	8.6%	5.2%
Gross profit	8,900.9	220.4	24.7	1,215.5	10,361.5	16.4%	13.7%
Gross margin	67.4%				68.0%	60 bps	110 bps
SG&A excl. deprec.&amort.	(3,492.6)	(112.1)	(37.8)	(590.9)	(4,233.5)	21.2%	16.9%
SG&A deprec.&amort.	(320.4)	(8.5)	(4.6)	(26.2)	(359.7)	12.3%	8.2%
SG&A total	(3,813.1)	(120.7)	(42.4)	(617.1)	(4,593.2)	20.5%	16.2%
Other operating income	464.9	2.1	0.0	92.5	559.4	20.3%	19.8%
Normalized EBIT	5,552.7	101.8	(17.7)	690.9	6,327.7	14.0%	12.5%
Normalized EBIT margin	42.1%				41.5%	-60 bps	30 bps
Normalized EBITDA	6,283.9	145.1	(9.0)	843.4	7,263.4	15.6%	13.4%
Normalized EBITDA margin	47.6%				47.7%	10 bps	60 bps

Third Quarter 2012 Results October 31, 2012 Page 7

Ambev Brazil

Our Brazilian business unit generated normalized EBITDA of R$ 2,626.1 million in the quarter (+23.1% vs. Q3 2011), while EBITDA margin was 51.2% (+220 bps).

Volumes for the quarter grew less (+0.2% vs. 4.4% during H1 2012) as a consequence of our price increases in both beer and CSD&NANC.  On the other hand, net revenue per hectoliter benefitted from the different timing of our pricing strategy, which, along with higher direct distribution and double-digit growth of our premium volumes in beer, delivered a growth of 17.5% for the quarter.

In terms of costs and expenses, COGS per hectoliter grew 12.0% while SG&A (excluding depreciation and amortization) increased 20.3%.

Year to date, however, higher volume growth (+2.9%) and better net revenue per hectoliter performance (+8.8%) drove a 13.5% EBITDA growth.

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	3Q11	Scope			3Q12	Reported	Organic
Volume ('000 hl)	28,015.0			68.8	28,083.8	0.2%	0.2%
Net revenue	4,356.2			774.9	5,131.2	17.8%	17.8%
Net revenue/hl	155.5			27.2	182.7	17.5%	17.5%
COGS	(1,389.9)			(170.2)	(1,560.0)	12.2%	12.2%
COGS/hl	(49.6)			(5.9)	(55.5)	12.0%	12.0%
Gross profit	2,966.4			604.8	3,571.1	20.4%	20.4%
Gross margin	68.1%				69.6%	150 bps	150 bps
SG&A excl. deprec.&amort.	(1,142.4)			(231.6)	(1,374.0)	20.3%	20.3%
SG&A deprec.&amort.	(100.3)			(9.3)	(109.6)	9.3%	9.3%
SG&A total	(1,242.7)			(240.9)	(1,483.7)	19.4%	19.4%
Other operating income	170.4			72.5	242.8	42.6%	42.6%
Normalized EBIT	1,894.0			436.3	2,330.3	23.0%	23.0%
Normalized EBIT margin	43.5%				45.4%	190 bps	190 bps
Normalized EBITDA	2,133.5			492.7	2,626.1	23.1%	23.1%
Normalized EBITDA margin	49.0%				51.2%	220 bps	220 bps

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	80,507.2			2,357.3	82,864.5	2.9%	2.9%
Net revenue	12,843.4			1,535.0	14,378.4	12.0%	12.0%
Net revenue/hl	159.5			14.0	173.5	8.8%	8.8%
COGS	(4,065.8)			(329.3)	(4,395.1)	8.1%	8.1%
COGS/hl	(50.5)			(2.5)	(53.0)	5.0%	5.0%
Gross profit	8,777.6			1,205.7	9,983.3	13.7%	13.7%
Gross margin	68.3%				69.4%	110 bps	110 bps
SG&A excl. deprec.&amort.	(3,319.0)			(562.1)	(3,881.1)	16.9%	16.9%
SG&A deprec.&amort.	(294.9)			(26.1)	(321.0)	8.9%	8.9%
SG&A total	(3,613.9)			(588.2)	(4,202.1)	16.3%	16.3%
Other operating income	466.9			91.4	558.3	19.6%	19.6%
Normalized EBIT	5,630.6			708.8	6,339.5	12.6%	12.6%
Normalized EBIT margin	43.8%				44.1%	30 bps	30 bps
Normalized EBITDA	6,320.4			855.8	7,176.2	13.5%	13.5%
Normalized EBITDA margin	49.2%				49.9%	70 bps	70 bps

Third Quarter 2012 Results October 31, 2012 Page 8

Beer Brazil

We estimate that the lower growth of the Brazilian beer industry – around 1.8% during the third quarter – is attributed to the earlier pricing activity in the market.  Our market share performance (68.5%; -110 bps) also reflects a tough comparison against Q3 2011, which enjoyed our highest average for 2011.  As a result, Brazil Beer volumes grew 0.2%, with top brand performers being Antarctica Sub-Zero and Budweiser, while the 300 ml returnable glass bottle and our different can sizes performed best on the packaging side.

Our net revenue/hl increase of 18.3% is explained by the aforementioned price increases, but also by higher direct distribution and greater weight of our premium brands within our portfolio, which continued to grow well ahead of our overall volumes.

COGS/hl posted a rise of 12.8%.  Hedging currency gains were insufficient to offset higher industrial asset depreciation, raw materials costs (mostly barley) and increased weight of cans in our mix.  SG&A (excl. depreciation and amortization) increased 20.5% primarily due to higher administrative expenses (tough comparison given timing of bonus accrual), whereas commercial spend and distribution expenses grew less when compared to the prior two quarters.  General inflation and higher direct distribution were also a relevant factor.

Normalized EBITDA totaled R$ 2,199.3 million (+22,0% versus the same period last year).

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	3Q11	Scope			3Q12	Reported	Organic
Volume ('000 hl)	20,623.3			36.5	20,659.8	0.2%	0.2%
Net revenue	3,628.9			670.4	4,299.3	18.5%	18.5%
Net revenue/hl	176.0			32.1	208.1	18.3%	18.3%
COGS	(1,072.4)			(139.0)	(1,211.4)	13.0%	13.0%
COGS/hl	(52.0)			(6.6)	(58.6)	12.8%	12.8%
Gross profit	2,556.5			531.4	3,087.9	20.8%	20.8%
Gross margin	70.4%				71.8%	140 bps	140 bps
SG&A excl. deprec.&amort.	(998.3)			(204.5)	(1,202.7)	20.5%	20.5%
SG&A deprec.&amort.	(74.9)			(8.4)	(83.3)	11.3%	11.3%
SG&A total	(1,073.1)			(212.9)	(1,286.1)	19.8%	19.8%
Other operating income	132.8			25.6	158.4	19.3%	19.3%
Normalized EBIT	1,616.2			344.1	1,960.2	21.3%	21.3%
Normalized EBIT margin	44.5%				45.6%	110 bps	110 bps
Normalized EBITDA	1,802.0			397.3	2,199.3	22.0%	22.0%
Normalized EBITDA margin	49.7%				51.2%	150 bps	150 bps

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	59,821.2			1,369.7	61,190.9	2.3%	2.3%
Net revenue	10,786.2			1,241.2	12,027.4	11.5%	11.5%
Net revenue/hl	180.3			16.2	196.6	9.0%	9.0%
COGS	(3,140.4)			(237.6)	(3,378.0)	7.6%	7.6%
COGS/hl	(52.5)			(2.7)	(55.2)	5.2%	5.2%
Gross profit	7,645.8			1,003.6	8,649.4	13.1%	13.1%
Gross margin	70.9%				71.9%	100 bps	100 bps
SG&A excl. deprec.&amort.	(2,938.1)			(476.3)	(3,414.4)	16.2%	16.2%
SG&A deprec.&amort.	(221.9)			(22.0)	(243.9)	9.9%	9.9%
SG&A total	(3,160.0)			(498.3)	(3,658.3)	15.8%	15.8%
Other operating income	365.2			34.5	399.7	9.4%	9.4%
Normalized EBIT	4,851.0			539.8	5,390.8	11.1%	11.1%
Normalized EBIT margin	45.0%				44.8%	-20 bps	-20 bps
Normalized EBITDA	5,383.6			675.4	6,059.0	12.5%	12.5%
Normalized EBITDA margin	49.9%				50.4%	50 bps	50 bps

Third Quarter 2012 Results October 31, 2012 Page 9

CSD & NANC Brazil

As was the case in Brazil Beer, our Brazil CSD & NANC volume growth (+0.4%) and our CSD market share (18.5%; -40 bps vs. Q3 2011) were impacted by the timing of our pricing strategy.  Brazil CSD & NANC also faced an even tougher comparison market share-wise since the Q3 2011 Pepsi promotional campaign translated into a higher volume and market share base.  Nonetheless, Guaraná Antarctica remained on its growth path, while the 237 ml PET bottle and the 1L returnable glass bottle continued to deliver promising results.

Net revenue/hl grew 13.9% given price increases and higher direct distribution weight.

COGS/hl grew 9.3% because of higher raw material costs (mainly PET resin and sugar), partially offset by currency gains given execution of our hedging policy, while also facing a tough comparison given a 2.4% COGS/hl decline in Q3 2011 versus Q3 2010.

SG&A (excluding depreciation and amortization) reported an increase of 18.8%, with general inflation, higher administrative expenses impacted primarily by the timing of variable compensation accruals as well as higher distribution expenses being the main adverse impacts.

Normalized EBITDA reached R$ 426.8 million (+28.8% growth as compared to the same quarter last year), while EBITDA margin was 51.3% (+570 bps of expansion).

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	3Q11	Scope			3Q12	Reported	Organic
Volume ('000 hl)	7,391.7			32.2	7,423.9	0.4%	0.4%
Net revenue	727.4			104.5	831.9	14.4%	14.4%
Net revenue/hl	98.4	-	-	13.6	112.1	13.9%	13.9%
COGS	(317.5)			(31.1)	(348.6)	9.8%	9.8%
COGS/hl	(43.0)	-	-	(4.0)	(47.0)	9.3%	9.3%
Gross profit	409.9			73.4	483.2	17.9%	17.9%
Gross margin	56.3%				58.1%	180 bps	180 bps
SG&A excl. deprec.&amort.	(144.2)			(27.1)	(171.3)	18.8%	18.8%
SG&A deprec.&amort.	(25.4)			(0.9)	(26.3)	3.5%	3.5%
SG&A total	(169.6)			(28.0)	(197.6)	16.5%	16.5%
Other operating income	37.5			46.9	84.4	124.9%	124.9%
Normalized EBIT	277.8			92.3	370.1	33.2%	33.2%
Normalized EBIT margin	38.2%				44.5%	630 bps	630 bps
Normalized EBITDA	331.5			95.3	426.8	28.8%	28.8%
Normalized EBITDA margin	45.6%				51.3%	570 bps	570 bps

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	20,686.1			987.6	21,673.6	4.8%	4.8%
Net revenue	2,057.2			293.8	2,351.1	14.3%	14.3%
Net revenue/hl	99.5	-	-	9.0	108.5	9.1%	9.1%
COGS	(925.4)			(91.8)	(1,017.2)	9.9%	9.9%
COGS/hl	(44.7)	-	-	(2.2)	(46.9)	4.9%	4.9%
Gross profit	1,131.9			202.1	1,333.9	17.9%	17.9%
Gross margin	55.0%				56.7%	170 bps	170 bps
SG&A excl. deprec.&amort.	(380.9)			(85.8)	(466.7)	22.5%	22.5%
SG&A deprec.&amort.	(73.0)			(4.1)	(77.1)	5.6%	5.6%
SG&A total	(453.9)			(89.9)	(543.8)	19.8%	19.8%
Other operating income	101.7			56.9	158.6	55.9%	55.9%
Normalized EBIT	779.6			169.0	948.7	21.7%	21.7%
Normalized EBIT margin	37.9%				40.4%	250 bps	250 bps
Normalized EBITDA	936.8			180.4	1,117.2	19.3%	19.3%
Normalized EBITDA margin	45.5%				47.5%	200 bps	200 bps

Third Quarter 2012 Results October 31, 2012 Page 10

HILA-ex

Total HILA-ex volumes declined 3.8% organically with net revenue/hl growing 7.1%. Beer volumes, however, posted a 13.2% organic growth thanks to strong volume and market share performance delivered by our team in Guatemala.

On the costs and expenses side, COGS/hl increased by 9.2% in the quarter, and SG&A (excluding depreciation and amortization) grew 13.7%, most of which coming from an increased level of market investments behind our brands.

Normalized EBITDA for HILA-ex in Q3 2012 was R$ 66.8 million, with an EBITDA margin of 16.7%.  This results from the consolidation of CND’s results during the quarter, which is presented in the scope column together with AmbevDominicana’s results.

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	3Q11	Scope			3Q12	Reported	Organic
Volume total ('000 hl)	1,571.7	914.9		(53.6)	2,433.0	54.8%	-3.8%
Beer volume ('000 hl)	604.2	809.7		63.8	1,477.7	144.6%	13.2%
CSD volume ('000 hl)	967.4	105.2		(117.4)	955.3	-1.3%	-12.5%
Net revenue	119.1	237.4	37.4	6.1	399.9	nm	5.7%
Net revenue/hl	75.8	67.6	15.4	5.7	164.4	117.0%	7.1%
COGS	(77.5)	(95.8)	(24.5)	(7.6)	(205.4)	165.0%	10.7%
COGS/hl	(49.3)	(20.4)	(10.1)	(4.6)	(84.4)	71.2%	9.2%
Gross profit	41.6	141.6	12.9	(1.4)	194.6	368.2%	-3.9%
Gross margin	34.9%				48.7%	nm	-310 bps
SG&A excl. deprec.&amort.	(56.8)	(70.3)	(19.9)	(7.5)	(154.5)	172.1%	13.7%
SG&A deprec.&amort.	(9.0)	(5.9)	(3.1)	(3.1)	(21.1)	133.9%	36.9%
SG&A total	(65.8)	(76.2)	(23.0)	(10.6)	(175.6)	166.9%	16.7%
Other operating income/expenses	(2.7)	(0.4)	0.1	2.8	(0.1)	-95.1%	nm
Normalized EBIT	(26.9)	65.1	(10.0)	(9.2)	18.9	170.2%	-33.2%
Normalized EBIT margin	-22.6%				4.7%	nm	-680 bps
Normalized EBITDA	(12.7)	92.9	(5.1)	(8.3)	66.8	nm	-61.0%
Normalized EBITDA margin	-10.7%				16.7%	nm	-660 bps

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume total ('000 hl)	4,702.4	1,544.9		(28.4)	6,218.9	32.2%	-0.6%
Beer volume ('000 hl)	1,709.5	1,414.7		127.0	3,251.2	90.2%	8.1%
CSD volume ('000 hl)	2,992.9	130.2		(155.4)	2,967.7	-0.8%	-5.3%
Net revenue	355.4	397.8	74.0	33.8	861.0	142.3%	9.7%
Net revenue/hl	75.6	45.0	11.9	6.0	138.4	83.2%	7.6%
COGS	(232.0)	(177.5)	(49.3)	(23.9)	(482.8)	108.1%	10.4%
COGS/hl	(49.3)	(16.2)	(7.9)	(4.1)	(77.6)	57.3%	8.1%
Gross profit	123.3	220.4	24.7	9.8	378.2	206.7%	8.4%
Gross margin	34.7%				43.9%	920 bps	-40 bps
SG&A excl. deprec.&amort.	(173.6)	(112.1)	(37.8)	(28.8)	(352.4)	103.0%	16.4%
SG&A deprec.&amort.	(25.6)	(8.5)	(4.6)	(0.1)	(38.7)	51.5%	0.3%
SG&A total	(199.2)	(120.7)	(42.4)	(28.9)	(391.1)	96.4%	14.4%
Other operating income/expenses	(2.1)	2.1	0.0	1.1	1.2	-156.3%	-138.8%
Normalized EBIT	(77.9)	101.8	(17.7)	(17.9)	(11.7)	84.9%	-21.3%
Normalized EBIT margin	-21.9%				-1.4%	nm	-250 bps
Normalized EBITDA	(36.5)	145.1	(9.0)	(12.4)	87.3	nm	-29.2%
Normalized EBITDA margin	-10.3%				10.1%	nm	-210 bps

Third Quarter 2012 Results October 31, 2012 Page 11

Latin America South (LAS)

Our LAS region includes the operations for Argentina, Bolivia, Paraguay, Uruguay and Chile. LAS delivered in the third quarter R$ 573.5 million of normalized EBITDA, growing 20.9% against Q3 2011, with an EBITDA margin of 43% (+80 bps improvement). Better industry performance in Paraguay, Uruguay and Chile was overshadowed by a continuously challenging Bolivia and Argentina. Top line performance remains solid despite a 2.3% decline in volumes (+0.3% for the year to date), and was instrumental to deliver gross margin expansion. Year to date EBITDA performance remains on track to deliver double-digit growth for the year, having grown 17.9% thru September 30.

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	3Q11	Scope			3Q12	Reported	Organic
Volume ('000 hl)	7,522.6			(173.3)	7,349.2	-2.3%	-2.3%
Net revenue	939.7		218.9	176.2	1,334.8	42.0%	18.7%
Net revenue/hl	124.9		29.8	26.9	181.6	45.4%	21.5%
COGS	(387.1)		(83.6)	(53.5)	(524.2)	35.4%	13.8%
COGS/hl	(51.5)		(11.4)	(8.5)	(71.3)	38.6%	16.5%
Gross profit	552.7		135.3	122.7	810.6	46.7%	22.2%
Gross margin	58.8%				60.7%	190 bps	170 bps
SG&A excl. deprec.&amort.	(207.9)		(47.3)	(48.3)	(303.4)	46.0%	23.2%
SG&A deprec.&amort.	(19.0)		(3.4)	1.3	(21.2)	11.3%	-6.6%
SG&A total	(226.9)		(50.7)	(47.0)	(324.6)	43.1%	20.7%
Other operating income/expenses	(2.0)		1.2	9.3	8.5	nm	nm
Normalized EBIT	323.8		85.8	84.9	494.5	52.7%	26.2%
Normalized EBIT margin	34.5%				37.0%	250 bps	210 bps
Normalized EBITDA	393.0		98.5	82.0	573.5	45.9%	20.9%
Normalized EBITDA margin	41.8%				43.0%	120 bps	80 bps

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	23,816.3			68.6	23,885.0	0.3%	0.3%
Net revenue	2,923.2		363.4	571.8	3,858.3	32.0%	19.6%
Net revenue/hl	122.7	-	15.2	23.6	161.5	31.6%	19.2%
COGS	(1,170.4)		(137.7)	(205.7)	(1,513.8)	29.3%	17.6%
COGS/hl	(49.1)	-	(5.8)	(8.5)	(63.4)	29.0%	17.2%
Gross profit	1,752.8		225.7	366.1	2,344.5	33.8%	20.9%
Gross margin	60.0%				60.8%	80 bps	60 bps
SG&A excl. deprec.&amort.	(620.8)		(76.4)	(144.8)	(842.1)	35.6%	23.3%
SG&A deprec.&amort.	(56.9)		(5.7)	(0.5)	(63.0)	10.8%	0.8%
SG&A total	(677.7)		(82.1)	(145.3)	(905.1)	33.6%	21.4%
Other operating income/expenses	(8.9)		1.1	3.4	(4.4)	-51.1%	-38.4%
Normalized EBIT	1,066.1		144.7	224.2	1,435.1	34.6%	21.0%
Normalized EBIT margin	36.5%				37.2%	70 bps	40 bps
Normalized EBITDA	1,273.1		166.6	228.3	1,668.0	31.0%	17.9%
Normalized EBITDA margin	43.6%				43.2%	-40 bps	-60 bps

Third Quarter 2012 Results October 31, 2012 Page 12

LAS Beer

Beer volumes were virtually flat for the quarter (+0.7% for the year). Despite the continuation of the economic slowdown and industry contraction in Argentina – our largest market in the Southern Cone – we still managed to achieve solid market share performance, with important contributions coming from Stella Artois.

We also continued to successfully execute our pricing strategy in the region, leading to a 19.9% improvement in our net revenue per hectoliter results.

In terms of COGS/hl, higher raw materials (primarily barley) and labor-related costs led to the 14.8% increase in the third quarter.  Meanwhile, the 15.7% growth in SG&A (excluding depreciation and amortization) is primarily explained by general inflation and higher administrative expenses (mainly bonus accruals), along with an increase in diesel expenses and labor costs.

LAS Beer EBITDA totaled R$ 511.5 million in Q3 2012, an increase of 26.3%.

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	3Q11	Scope			3Q12	Reported	Organic
Volume ('000 hl)	4,568.6			1.4	4,570.0	0.0%	0.0%
Net revenue	675.5		164.2	134.8	974.5	44.3%	20.0%
Net revenue/hl	147.9		35.9	29.5	213.2	44.2%	19.9%
COGS	(226.4)		(50.4)	(33.7)	(310.5)	37.1%	14.9%
COGS/hl	(49.6)		(11.0)	(7.4)	(67.9)	37.1%	14.8%
Gross profit	449.1		113.7	101.1	664.0	47.8%	22.5%
Gross margin	66.5%				68.1%	160 bps	140 bps
SG&A excl. deprec.&amort.	(151.5)		(33.2)	(23.8)	(208.5)	37.6%	15.7%
SG&A deprec.&amort.	(11.5)		(2.3)	(0.7)	(14.5)	26.1%	6.0%
SG&A total	(162.9)		(35.5)	(24.5)	(223.0)	36.8%	15.1%
Other operating income/expenses	(7.2)		0.8	13.0	6.6	-191.1%	-180.1%
Normalized EBIT	278.9		79.1	89.6	447.6	60.5%	32.1%
Normalized EBIT margin	41.3%				45.9%	460 bps	420 bps
Normalized EBITDA	333.8		89.8	87.9	511.5	53.3%	26.3%
Normalized EBITDA margin	49.4%				52.5%	310 bps	260 bps

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	14,773.0			101.9	14,875.0	0.7%	0.7%
Net revenue	2,133.3		277.8	392.4	2,803.4	31.4%	18.4%
Net revenue/hl	144.4		18.7	25.4	188.5	30.5%	17.6%
COGS	(678.7)		(85.3)	(110.2)	(874.1)	28.8%	16.2%
COGS/hl	(45.9)		(5.7)	(7.1)	(58.8)	27.9%	15.4%
Gross profit	1,454.6		192.5	282.2	1,929.3	32.6%	19.4%
Gross margin	68.2%				68.8%	60 bps	60 bps
SG&A excl. deprec.&amort.	(450.3)		(55.3)	(80.2)	(585.9)	30.1%	17.8%
SG&A deprec.&amort.	(34.6)		(3.8)	(0.6)	(38.9)	12.5%	1.6%
SG&A total	(484.9)		(59.1)	(80.8)	(624.8)	28.8%	16.7%
Other operating income/expenses	(16.8)		0.6	8.4	(7.7)	-53.8%	-49.9%
Normalized EBIT	952.8		134.1	209.8	1,296.7	36.1%	22.0%
Normalized EBIT margin	44.7%				46.3%	160 bps	130 bps
Normalized EBITDA	1,116.5		152.2	212.9	1,481.6	32.7%	19.1%
Normalized EBITDA margin	52.3%				52.9%	60 bps	30 bps

Third Quarter 2012 Results October 31, 2012 Page 13

LAS CSD & NANC

CSD & NANC volumes in LAS decreased 5.9%. According to our estimates, the CSD industry in Argentina suffered with the economic downturn even more than beer, while our volume performance was further impacted by a difficult comparison given a Pepsi promotional campaign and the launch of Twister in Q3 2011. H2Oh! Limonetto and Paso de los Toros were the best performing brands of our portfolio in Argentina.

Pricing initiatives in the marketplace enabled us to grow our top line by 15.6% in the quarter, with net revenue/hl registering a 22.9% increase.

COGS/hl increased by 19.4% in the quarter mainly as a result of higher labor costs, which also was among the main impacts behind our SG&A (excluding depreciation and amortization) growth of 43.3% together with general inflation and higher administrative expenses, mainly bonus accruals.

Normalized EBITDA for LAS CSD & NANC was R$ 62.0 million in the quarter, a decrease of 11.0%.

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	3Q11	Scope			3Q12	Reported	Organic
Volume ('000 hl)	2,954.0			(174.8)	2,779.2	-5.9%	-5.9%
Net revenue	264.2		54.9	41.2	360.3	36.4%	15.6%
Net revenue/hl	89.4		19.7	20.5	129.6	44.9%	22.9%
COGS	(160.7)		(33.2)	(19.8)	(213.7)	33.0%	12.3%
COGS/hl	(54.4)		(11.9)	(10.6)	(76.9)	41.4%	19.4%
Gross profit	103.5		21.7	21.4	146.6	41.6%	20.6%
Gross margin	39.2%				40.7%	150 bps	170 bps
SG&A excl. deprec.&amort.	(56.4)		(14.1)	(24.4)	(94.9)	68.3%	43.3%
SG&A deprec.&amort.	(7.5)		(1.1)	2.0	(6.7)	-11.3%	-25.9%
SG&A total	(64.0)		(15.2)	(22.5)	(101.6)	58.9%	35.1%
Other operating income/expenses	5.2		0.5	(3.9)	1.9	-64.4%	-73.7%
Normalized EBIT	44.8		7.0	(4.9)	46.8	4.5%	-11.0%
Normalized EBIT margin	17.0%				13.0%	-400 bps	-390 bps
Normalized EBITDA	59.3		9.2	(6.5)	62.0	4.6%	-11.0%
Normalized EBITDA margin	22.4%				17.2%	-520 bps	-510 bps

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	9,043.3			(33.3)	9,010.0	-0.4%	-0.4%
Net revenue	789.9		85.6	179.4	1,054.9	33.5%	22.7%
Net revenue/hl	87.3		9.5	20.2	117.1	34.0%	23.2%
COGS	(491.7)		(52.4)	(95.5)	(639.7)	30.1%	19.4%
COGS/hl	(54.4)		(5.8)	(10.8)	(71.0)	30.6%	19.9%
Gross profit	298.2		33.1	83.9	415.3	39.3%	28.1%
Gross margin	37.8%				39.4%	160 bps	160 bps
SG&A excl. deprec.&amort.	(170.5)		(21.1)	(64.6)	(256.2)	50.3%	37.9%
SG&A deprec.&amort.	(22.3)		(1.9)	0.1	(24.1)	8.2%	-0.4%
SG&A total	(192.8)		(23.0)	(64.5)	(280.3)	45.4%	33.5%
Other operating income/expenses	7.9		0.5	(5.0)	3.4	-56.9%	-63.0%
Normalized EBIT	113.3		10.6	14.4	138.4	22.1%	12.7%
Normalized EBIT margin	14.3%				13.1%	-120 bps	-110 bps
Normalized EBITDA	156.5		14.5	15.3	186.4	19.0%	9.8%
Normalized EBITDA margin	19.8%				17.7%	-210 bps	-210 bps

Third Quarter 2012 Results October 31, 2012 Page 14

Canada

Third quarter organic volumes decreased by 0.9% (flat YTD) driven primarily by an industry of -1.2% versus the prior year, with market share remaining around 40.7%. Bud Light delivered another quarter of strong performance in both volume and market share.

Net revenue/hl increased by 1.0% as earlier price increases were offset by summer promotional activity while COGS/hl increased by 1.8% in the quarter due to higher commodity costs partially offset by lower depreciation expenses.

SG&A (excluding depreciation and amortization) decreased by 5.2% in Q3 versus 2011 due to the phasing of investments behind key programming in Q2 2012, as previously anticipated.

Normalized EBITDA increased by 0.2% in the quarter, totalling R$ 535.1 million.

The scope change reported in Canada refers to the phasing out of contracted volume supplied to NAB (North American Brewers) in connection to the grant of the perpetual license for Labatt branded beer for sale exclusively in the USA.  Shipments to NAB ended in February 2012.

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	3Q11	Scope			3Q12	Reported	Organic
Volume ('000 hl)	2,810.9	(122.5)		(24.3)	2,664.2	-5.2%	-0.9%
Net revenue	959.5	(6.8)	216.8	0.6	1,170.1	22.0%	0.1%
Net revenue/hl	341.4	13.0	81.4	3.5	439.2	28.7%	1.0%
COGS	(275.8)	7.3	(61.5)	(2.4)	(332.4)	20.5%	0.9%
COGS/hl	(98.1)	(1.7)	(23.1)	(1.8)	(124.8)	27.1%	1.8%
Gross profit	683.7	0.5	155.3	(1.8)	837.8	22.5%	-0.3%
Gross margin	71.3%				71.6%	30 bps	-20 bps
SG&A excl. deprec.&amort.	(277.6)	0.9	(66.4)	14.3	(328.8)	18.4%	-5.2%
SG&A deprec.&amort.	(9.4)		(2.5)	(1.1)	(13.0)	38.2%	12.1%
SG&A total	(287.0)	0.9	(68.9)	13.2	(341.8)	19.1%	-4.6%
Other operating income/expenses	1.5		0.2	(1.0)	0.7	-53.0%	-69.7%
Normalized EBIT	398.1	1.5	86.7	10.4	496.7	24.8%	2.6%
Normalized EBIT margin	41.5%				42.4%	90 bps	110 bps
Normalized EBITDA	439.0	1.5	93.9	0.7	535.1	21.9%	0.2%
Normalized EBITDA margin	45.7%				45.7%	bps	10 bps

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	YTD11	Scope			YTD12	Reported	Organic
Volume ('000 hl)	7,872.5	(704.1)		2.4	7,170.8	-8.9%	0.0%
Net revenue	2,626.3	(52.5)	370.5	55.1	2,999.4	14.2%	2.1%
Net revenue/hl	333.6	25.4	51.7	7.6	418.3	25.4%	2.1%
COGS	(787.7)	45.9	(104.2)	2.6	(843.4)	7.1%	-0.4%
COGS/hl	(100.1)	(3.4)	(14.5)	0.4	(117.6)	17.5%	-0.4%
Gross profit	1,838.6	(6.6)	266.3	57.8	2,156.1	17.3%	3.2%
Gross margin	70.0%				71.9%	190 bps	70 bps
SG&A excl. deprec.&amort.	(859.9)	4.4	(122.4)	(13.1)	(991.0)	15.2%	1.5%
SG&A deprec.&amort.	(28.6)		(4.2)	(1.0)	(33.8)	18.0%	3.5%
SG&A total	(888.5)	4.4	(126.6)	(14.1)	(1,024.8)	15.3%	1.6%
Other operating income/expenses	8.0		0.6	(3.4)	5.2	-34.2%	-42.3%
Normalized EBIT	958.1	(2.2)	140.4	40.3	1,136.5	18.6%	4.2%
Normalized EBIT margin	36.5%				37.9%	140 bps	80 bps
Normalized EBITDA	1,077.9	(2.2)	152.7	7.6	1,236.0	14.7%	0.7%
Normalized EBITDA margin	41.0%				41.2%	20 bps	-60 bps

Third Quarter 2012 Results October 31, 2012 Page 15

Other operating income/(expense)

Other operating income increased to R$ 251.9 million in 3Q12 (vs. R$ 167.1 million in 3Q11) mainly due to higher government grants in Brazil, partially offset by higher provisions.

Other operating income/(expenses)	3Q11	3Q12	YTD11	YTD12

R$ million

Government grants/NPV of long term fiscal incentives	130.9	209.6	375.9	476.2
(Additions to)/reversals of provisions	3.0	(12.8)	19.2	(24.6)
Net gain on disposal of property, plant and equipment and intangible assets	2.3	11.0	7.5	7.0
Net other operating income	30.9	44.1	61.3	101.8

	167.1	251.9	463.9	560.3

Special items

In the third quarter we recorded an expense for special items of R$ 9.6 million in connection with the ongoing integration efforts in the Dominican Republic, as compared to income of R$ 41.9 million in the same period last year, which encompassed proceeds from the sale of property.

Special items	3Q11	3Q12	YTD11	YTD12

R$ million

Restructuring	(1.2)	(9.6)	(6.5)	(17.3)
Acquisition of subsidiaries	-	-	-	(15.8)
Proceeds from sale of property	43.1	-	43.1	-
Other special items	0.0	-	0.0	(3.3)

	41.9	(9.6)	36.6	(36.4)

Third Quarter 2012 Results October 31, 2012 Page 16

Net finance results

Our net finance results worsened by R$ 38 million in Q3 2012 mainly impacted by a non-cash accretion expense of approximately R$ 63 million in connection with the put option associated with our investment in CND.

Net finance results	3Q11	3Q12	YTD 11	YTD 12
R$ million

Interest income	135.1	47.4	333.9	192.2
Interest expenses	(151.7)	(121.0)	(451.6)	(278.6)
Gains/(losses) on derivative instruments	(195.8)	(106.4)	(154.8)	(138.4)
Gains/(losses) on non-derivative instruments	(69.0)	(75.8)	4.7	(96.5)
Taxes on financial transactions	(10.7)	(14.5)	(32.0)	(89.5)
Other financial income/(expenses), net	(14.2)	(74.1)	(77.4)	(161.7)

Net finance results	(306.3)	(344.3)	(377.2)	(572.6)

Our total debt decreased R$ 1,094.2 million since December 2011 to end the quarter at R$ 3,008.1 million, while our net cash position was R$ 2,139.9 million (down from R$ 4,155.0 million as of December 31, 2011).

	December 2011			September 2012
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	2,089.2	1,632.4	3,721.6	505.4	1,542.1	2,047.5
Foreign Currency	122.9	257.8	380.7	199.8	760.8	960.6
Consolidated Debt	2,212.1	1,890.2	4,102.3	705.2	2,302.9	3,008.1

Cash and Cash Equivalents			8,076.2			4,531.2
Current Investment Securities			193.4			617.9
Bank overdrafts			(12.3)			(1.0)

Net Debt/ (Cash)			(4,155.0)			(2,139.9)

Third Quarter 2012 Results October 31, 2012 Page 17

Provision for income tax & social contribution

Our 3Q 2012 weighted nominal tax rate was 32.0% (versus 32.4% in Q3 2011), whereas the effective tax rate in the quarter was 15.2% (as compared to a Q3 2011 rate of 26.7%). This decrease is primarily driven by higher tax benefits (IOC and other tax adjustments) that helped offset the higher taxable basis stemming from our strong EBITDA performance in the quarter.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution	3Q11	3Q12	YTD 11	YTD 12
R$ million

Profit before tax	2,324.6	2,986.5	7,236.6	8,290.4

Adjustment on taxable basis
Non-taxable net financial and other income	30.9	(113.7)	(173.2)	(347.5)
Goverment grants (VAT)	(98.6)	(173.2)	(286.0)	(369.1)
Share of results of associates	(0.1)	(0.0)	(0.2)	(0.1)
Expenses not deductible for tax purposes	(25.3)	107.3	96.2	155.6
	2,231.6	2,806.8	6,873.3	7,729.2
Aggregated weighted nominal tax rate	32.4%	32.0%	32.6%	32.2%
Taxes – nominal rate	(723.9)	(899.3)	(2,237.9)	(2,490.4)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	111.1	127.4	362.0	400.4
Tax benefit - amortization on tax books	30.2	30.2	90.6	90.6
Other tax adjustments	(38.1)	288.8	204.4	566.9
Income tax and social contribution expense	(620.8)	(452.9)	(1,581.0)	(1,432.5)
Effective tax rate	26.7%	15.2%	21.8%	17.3%

Third Quarter 2012 Results October 31, 2012 Page 18

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q11	3Q12	YTD 11	YTD 12
Profit - Ambev holders	1,687.3	2,508.8	5,608.5	6,787.7
Non-controlling interest	16.6	24.8	47.1	70.3
Income tax expense	620.8	452.9	1,581.0	1,432.5
Profit before taxes	2,324.6	2,986.5	7,236.6	8,290.4
Share of results of associates	(0.1)	(0.0)	(0.2)	(0.1)
Net finance results	306.3	344.3	377.2	572.6
Special items	(41.9)	9.6	(36.6)	36.4
Normalized EBIT	2,589.0	3,340.4	7,576.9	8,899.3
Depreciation & amortization - total	363.8	461.1	1,058.0	1,268.1
Normalized EBITDA	2,952.8	3,801.5	8,634.9	10,167.4

Shareholding structure

The table below summarizes our shareholding structure as of September 30, 2012.

Ambev shareholding structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	1,299,506,789	74.0%	634,855,315	46.3%	1,934,362,104	61.9%
FAHZ	299,819,590	17.1%	0	0.0%	299,819,590	9.6%
Market	155,590,104	8.9%	736,452,293	53.7%	892,042,397	28.5%
Outstanding	1,754,916,483	100.0%	1,371,307,608	100.0%	3,126,224,091	100.0%
Treasury	482,912		47,544		530,456
TOTAL	1,755,399,395		1,371,355,152		3,126,754,547
Free float BM&FBovespa	152,002,606	8.7%	443,019,922	32.3%	595,022,528	19.0%
Free float NYSE	3,587,498	0.2%	293,432,371	21.4%	297,019,869	9.5%

Third Quarter 2012 Results October 31, 2012 Page 19

Q3 2012 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	October 31st, 2012 (Wednesday)

Time:	13:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mzvaluemonitor.com/Home/Login/429

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10018652# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Lucas Lira	Tatiana Rodrigues
(+55 11) 2122-1415	(+55 11) 2122-1414
lucas.lira@ambev.com.br	tatiana.rodrigues@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

Third Quarter 2012 Results October 31, 2012 Page 20

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada Operations			Ambev Consolidated
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex
	3Q11	3Q12%		3Q11	3Q12%		3Q11	3Q12%		3Q11	3Q12%		3Q11	3Q12%		3Q11	3Q12%		3Q11	3Q12%
Volumes (000 hl)	20,623	20,660	0.2%	7,392	7,424	0.4%	28,015	28,084	0.2%	7,523	7,349	-2.3%	1,572	2,433	-3.8%	2,811	2,664	-0.9%	39,920	40,530	-0.5%

R$ million
Net sales	3,628.9	4,299.3	18.5%	727.4	831.9	14.4%	4,356.2	5,131.2	17.8%	939.7	1,334.8	18.7%	119.1	399.9	5.7%	959.5	1,170.1	0.1%	6,374.5	8,036.0	15.1%
% of total	56.9%	53.5%		11.4%	10.4%		68.3%	63.9%		14.7%	16.6%		1.9%	5.0%		15.1%	14.6%		100.0%	100.0%
COGS	(1,072.4)	(1,211.4)	13.0%	(317.5)	(348.6)	9.8%	(1,389.9)	(1,560.0)	12.2%	(387.1)	(524.2)	13.8%	(77.5)	(205.4)	10.7%	(275.8)	(332.4)	0.9%	(2,130.3)	(2,621.9)	11.0%
% of total	50.3%	46.2%		14.9%	13.3%		65.2%	59.5%		18.2%	20.0%		3.6%	7.8%		12.9%	12.7%		100.0%	100.0%
Gross profit	2,556.5	3,087.9	20.8%	409.9	483.2	17.9%	2,966.4	3,571.1	20.4%	552.7	810.6	22.2%	41.6	194.6	-3.9%	683.7	837.8	-0.3%	4,244.3	5,414.1	17.1%
% of total	60.2%	57.0%		9.7%	8.9%		69.9%	66.0%		13.0%	15.0%		1.0%	3.6%		16.1%	15.5%		100.0%	100.0%
SG&A	(1,073.1)	(1,286.1)	19.8%	(169.6)	(197.6)	16.5%	(1,242.7)	(1,483.7)	19.4%	(226.9)	(324.6)	20.7%	(65.8)	(175.6)	16.7%	(287.0)	(341.8)	-4.6%	(1,822.4)	(2,325.6)	15.7%
% of total	58.9%	55.3%		9.3%	8.5%		68.2%	63.8%		12.5%	14.0%		3.6%	7.5%		15.7%	14.7%		100.0%	100.0%
Other operating income/(expenses)	132.8	158.4	19.3%	37.5	84.4	124.9%	170.4	242.8	42.6%	(2.0)	8.5	nm	(2.7)	(0.1)	nm	1.5	0.7	-69.7%	167.1	251.9	49.6%
% of total	79.5%	62.9%		22.5%	33.5%		101.9%	96.4%		-1.2%	3.4%		-1.6%	-0.1%		0.9%	0.3%		100.0%	100.0%
Normalized EBIT	1,616.2	1,960.2	21.3%	277.8	370.1	33.2%	1,894.0	2,330.3	23.0%	323.8	494.5	26.2%	(26.9)	18.9	-33.2%	398.1	496.7	2.6%	2,589.0	3,340.4	20.2%
% of total	62.4%	58.7%		10.7%	11.1%		73.2%	69.8%		12.5%	14.8%		-1.0%	0.6%		15.4%	14.9%		100.0%	100.0%
Normalized EBITDA	1,802.0	2,199.3	22.0%	331.5	426.8	28.8%	2,133.5	2,626.1	23.1%	393.0	573.5	20.9%	(12.7)	66.8	-61.0%	439.0	535.1	0.2%	2,952.8	3,801.5	19.2%
% of total	61.0%	57.9%		11.2%	11.2%		72.3%	69.1%		13.3%	15.1%		-0.4%	1.8%		14.9%	14.1%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.6%	-28.2%		-43.7%	-41.9%		-31.9%	-30.4%		-41.2%	-39.3%		-65.1%	-51.3%		-28.7%	-28.4%		-33.4%	-32.6%
Gross profit	70.4%	71.8%		56.3%	58.1%		68.1%	69.6%		58.8%	60.7%		34.9%	48.7%		71.3%	71.6%		66.6%	67.4%
SG&A	-29.6%	-29.9%		-23.3%	-23.8%		-28.5%	-28.9%		-24.1%	-24.3%		-55.3%	-43.9%		-29.9%	-29.2%		-28.6%	-28.9%
Other operating income/(expenses)	3.7%	3.7%		5.2%	10.2%		3.9%	4.7%		-0.2%	0.6%		-2.3%	0.0%		0.2%	0.1%		2.6%	3.1%
Normalized EBIT	44.5%	45.6%		38.2%	44.5%		43.5%	45.4%		34.5%	37.0%		-22.6%	4.7%		41.5%	42.4%		40.6%	41.6%
Normalized EBITDA	49.7%	51.2%		45.6%	51.3%		49.0%	51.2%		41.8%	43.0%		-10.7%	16.7%		45.7%	45.7%		46.3%	47.3%

Per hectoliter - (R$/hl)
Net sales	176.0	208.1	18.3%	98.4	112.1	13.9%	155.5	182.7	17.5%	124.9	181.6	21.5%	75.8	164.4	12.4%	341.4	439.2	4.8%	159.7	198.3	15.3%
COGS	(52.0)	(58.6)	12.8%	(43.0)	(47.0)	9.3%	(49.6)	(55.5)	12.0%	(51.5)	(71.3)	16.5%	(49.3)	(84.4)	12.1%	(98.1)	(124.8)	3.6%	(53.4)	(64.7)	11.3%
Gross profit	124.0	149.5	20.6%	55.5	65.1	17.4%	105.9	127.2	20.1%	73.5	110.3	25.1%	26.4	80.0	13.1%	243.2	314.5	5.3%	106.3	133.6	17.3%
SG&A	(52.0)	(62.2)	19.6%	(22.9)	(26.6)	16.0%	(44.4)	(52.8)	19.1%	(30.2)	(44.2)	23.6%	(41.9)	(72.2)	19.0%	(102.1)	(128.3)	0.3%	(45.7)	(57.4)	15.9%
Other operating income/(expenses)	6.4	7.7	19.1%	5.1	11.4	123.9%	6.1	8.6	42.2%	(0.3)	1.2	nm	(1.7)	(0.1)	nm	0.5	0.3	-68.1%	4.2	6.2	49.7%
Normalized EBIT	78.4	94.9	21.1%	37.6	49.8	32.6%	67.6	83.0	22.7%	43.0	67.3	29.2%	(17.1)	7.8	16.9%	141.6	186.4	8.6%	64.9	82.4	20.3%
Normalized EBITDA	87.4	106.5	21.8%	44.8	57.5	28.2%	76.2	93.5	22.8%	52.2	78.0	23.7%	(8.1)	27.4	14.5%	156.2	200.8	6.0%	74.0	93.8	19.4%

Third Quarter 2012 Results October 31, 2012 Page 21

Ambev - Segment financial information
Organic Results
	Ambev Brazil									Hila Operations						Canada Operations			Ambev Consolidated
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex
	YTD 11	YTD 12%		YTD 11	YTD 12%		YTD 11	YTD 12%		YTD 11	YTD 12%		YTD 11	YTD 12%		YTD 11	YTD 12%		YTD 11	YTD 12%
Volumes (000 hl)	59,821	61,191	2.3%	20,686	21,674	4.8%	80,507	82,864	2.9%	23,816	23,885	0.3%	4,702	6,219	-0.6%	7,872	7,171	0.0%	116,898	120,139	2.1%

R$ million
Net sales	10,786.2	12,027.4	11.5%	2,057.2	2,351.1	14.3%	12,843.4	14,378.4	12.0%	2,923.2	3,858.3	19.6%	355.4	861.0	9.7%	2,626.3	2,999.4	2.1%	18,748.3	22,097.1	11.7%
% of total	57.5%	54.4%		11.0%	10.6%		68.5%	65.1%		15.6%	17.5%		1.9%	3.9%		14.0%	13.6%		100.0%	100.0%
COGS	(3,140.4)	(3,378.0)	7.6%	(925.4)	(1,017.2)	9.9%	(4,065.8)	(4,395.1)	8.1%	(1,170.4)	(1,513.8)	17.6%	(232.0)	(482.8)	10.4%	(787.7)	(843.4)	-0.4%	(6,256.0)	(7,235.1)	9.0%
% of total	50.2%	46.7%		14.8%	14.1%		65.0%	60.7%		18.7%	20.9%		3.7%	6.7%		12.6%	11.7%		100.0%	100.0%
Gross profit	7,645.8	8,649.4	13.1%	1,131.9	1,333.9	17.9%	8,777.6	9,983.3	13.7%	1,752.8	2,344.5	20.9%	123.3	378.2	8.4%	1,838.6	2,156.1	3.2%	12,492.3	14,862.1	13.1%
% of total	61.2%	58.2%		9.1%	9.0%		70.3%	67.2%		14.0%	15.8%		1.0%	2.5%		14.7%	14.5%		100.0%	100.0%
SG&A	(3,160.0)	(3,658.3)	15.8%	(453.9)	(543.8)	19.8%	(3,613.9)	(4,202.1)	16.3%	(677.7)	(905.1)	21.4%	(199.2)	(391.1)	14.4%	(888.5)	(1,024.8)	1.6%	(5,379.3)	(6,523.1)	14.4%
% of total	58.7%	56.1%		8.4%	8.3%		67.2%	64.4%		12.6%	13.9%		3.7%	6.0%		16.5%	15.7%		100.0%	100.0%
Other operating income/(expenses)	365.2	399.7	9.4%	101.7	158.6	55.9%	466.9	558.3	19.6%	(8.9)	(4.4)	-38.4%	(2.1)	1.2	-138.8%	8.0	5.2	-42.3%	463.9	560.3	19.9%
% of total	78.7%	71.3%		21.9%	28.3%		100.6%	99.6%		-1.9%	-0.8%		-0.4%	0.2%		1.7%	0.9%		100.0%	100.0%
Normalized EBIT	4,851.0	5,390.8	11.1%	779.6	948.7	21.7%	5,630.6	6,339.5	12.6%	1,066.1	1,435.1	21.0%	(77.9)	(11.7)	-21.3%	958.1	1,136.5	4.2%	7,576.9	8,899.3	12.6%
% of total	64.0%	60.6%		10.3%	10.7%		74.3%	71.2%		14.1%	16.1%		-1.0%	-0.1%		12.6%	12.8%		100.0%	100.0%
Normalized EBITDA	5,383.6	6,059.0	12.5%	936.8	1,117.2	19.3%	6,320.4	7,176.2	13.5%	1,273.1	1,668.0	17.9%	(36.5)	87.3	-29.2%	1,077.9	1,236.0	0.7%	8,634.9	10,167.4	12.5%
% of total	62.3%	59.6%		10.8%	11.0%		73.2%	70.6%		14.7%	16.4%		-0.4%	0.9%		12.5%	12.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.1%	-28.1%		-45.0%	-43.3%		-31.7%	-30.6%		-40.0%	-39.2%		-65.3%	-56.1%		-30.0%	-28.1%		-33.4%	-32.7%
Gross profit	70.9%	71.9%		55.0%	56.7%		68.3%	69.4%		60.0%	60.8%		34.7%	43.9%		70.0%	71.9%		66.6%	67.3%
SG&A	-29.3%	-30.4%		-22.1%	-23.1%		-28.1%	-29.2%		-23.2%	-23.5%		-56.0%	-45.4%		-33.8%	-34.2%		-28.7%	-29.5%
Other operating income/(expenses)	3.4%	3.3%		4.9%	6.7%		3.6%	3.9%		-0.3%	-0.1%		-0.6%	0.1%		0.3%	0.2%		2.5%	2.5%
Normalized EBIT	45.0%	44.8%		37.9%	40.4%		43.8%	44.1%		36.5%	37.2%		-21.9%	-1.4%		36.5%	37.9%		40.4%	40.3%
Normalized EBITDA	49.9%	50.4%		45.5%	47.5%		49.2%	49.9%		43.6%	43.2%		-10.3%	10.1%		41.0%	41.2%		46.1%	46.0%

Per hectoliter - (R$/hl)
Net sales	180.3	196.6	9.0%	99.5	108.5	9.1%	159.5	173.5	8.8%	122.7	161.5	19.2%	75.6	138.4	11.4%	333.6	418.3	9.9%	160.4	183.9	9.4%
COGS	(52.5)	(55.2)	5.2%	(44.7)	(46.9)	4.9%	(50.5)	(53.0)	5.0%	(49.1)	(63.4)	17.2%	(49.3)	(77.6)	12.2%	(100.1)	(117.6)	3.0%	(53.5)	(60.2)	6.6%
Gross profit	127.8	141.4	10.6%	54.7	61.5	12.5%	109.0	120.5	10.5%	73.6	98.2	20.5%	26.2	60.8	9.7%	233.6	300.7	12.8%	106.9	123.7	10.8%
SG&A	(52.8)	(59.8)	13.2%	(21.9)	(25.1)	14.3%	(44.9)	(50.7)	13.0%	(28.5)	(37.9)	21.1%	(42.4)	(62.9)	15.6%	(112.9)	(142.9)	11.0%	(46.0)	(54.3)	12.0%
Other operating income/(expenses)	6.1	6.5	7.0%	4.9	7.3	48.8%	5.8	6.7	16.2%	(0.4)	(0.2)	-38.6%	(0.4)	0.2	nm	1.0	0.7	nm	4.0	4.7	17.4%
Normalized EBIT	81.1	88.1	8.6%	37.7	43.8	16.1%	69.9	76.5	9.4%	44.8	60.1	20.7%	(16.6)	(1.9)	22.3%	121.7	158.5	14.2%	64.8	74.1	10.3%
Normalized EBITDA	90.0	99.0	10.0%	45.3	51.5	13.8%	78.5	86.6	10.3%	53.5	69.8	17.6%	(7.8)	14.0	29.4%	136.9	172.4	10.3%	73.9	84.6	10.1%

.

Third Quarter 2012 Results October 31, 2012 Page 22

CONSOLIDATED BALANCE SHEET	September 2012	December 2011
R$ million
Assets
Current assets
Cash and cash equivalents	4,531.2	8,076.2
Investment securities (CURRENT)	617.9	193.4
Trade and other receivables (current)	4,328.9	3,879.7
Inventories	2,487.2	2,238.5
Income tax receivable	161.8	291.3
Assets held for sale	4.5	0.4
	12,131.4	14,679.5
Non-current assets
Investment securities	248.4	242.1
Trade and other receivables	1,855.9	1,232.0
Deferred tax assets	1,872.0	1,447.1
Income tax receivable (non-current)	12.3	16.3
Employee benefits	18.5	18.5
Investments in associates	23.8	21.7
Property, plant and equipment	10,965.7	9,265.2
Intangible assets	2,611.4	1,763.0
Goodwill	19,652.2	17,454.0
	37,260.1	31,459.9

Total assets	49,391.5	46,139.4

Equity and liabilities
Current liabilities
Trade and other payables	10,477.0	11,288.0
Interest-bearing loans and borrowings (current)	705.2	2,212.1
Bank overdrafts	1.0	12.3
Income tax and social contribution payable	777.5	793.9
Provisions	114.9	101.6
	12,075.6	14,407.9
Non-current liabilities
Trade and other payables (NON CURRENT)	2,985.7	1,196.6
Interest-bearing loans and borrowings	2,302.9	1,890.2
Deferred tax liabilities	998.8	734.5
Provisions (non-CURRENT)	558.9	478.4
Employee benefits (non CURRENT)	1,750.1	1,603.0
	8,596.4	5,902.7

Total liabilities	20,672.0	20,310.6

Equity
Issued capital	12,177.0	8,303.9
Reserves	11,399.8	17,307.4
Retained earnings	3,919.0	-
Equity attributable to equity holders of Ambev	27,495.8	25,611.3
Non-controlling interests	1,223.7	217.5
Total Equity	28,719.5	25,828.8

Total equity and liabilities	49,391.5	46,139.4

Third Quarter 2012 Results October 31, 2012 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS	3Q12	3Q11	YTD 12	YTD 11
R$ million

Net sales	8,036.0	6,374.5	22,097.1	18,748.3
Cost of sales	(2,621.9)	(2,130.3)	(7,235.1)	(6,256.0)
Gross profit	5,414.1	4,244.3	14,862.1	12,492.3

Sales and marketing expenses	(1,820.7)	(1,544.0)	(5,371.6)	(4,568.7)
Administrative expenses	(504.9)	(278.4)	(1,151.5)	(810.6)
Other operating income/(expenses)	251.9	167.1	560.3	463.9

Normalized EBIT	3,340.4	2,589.0	8,899.3	7,576.9

Special items	(9.6)	41.9	(36.4)	36.6

Income from operations (EBIT)	3,330.8	2,630.9	8,862.9	7,613.5

Net finance results	(344.3)	(306.3)	(572.6)	(377.2)
Share of results of associates	0.0	0.1	0.1	0.2

Profit before income tax	2,986.5	2,324.6	8,290.4	7,236.6

Income tax expense	(452.9)	(620.8)	(1,432.5)	(1,581.0)

Profit	2,533.6	1,703.8	6,857.9	5,655.6
Attributable to:	-	-	-	-
Equity holders of Ambev	2,508.8	1,687.3	6,787.7	5,608.5
Non-controlling interest	24.8	16.6	70.3	47.1

Nº of basic shares outstanding	3,122.2	3,108.6	3,122.2	3,111.1
Nº of diluted shares outstanding	3,139.5	3,122.5	3,139.5	3,124.2

Basic earnings per share (preferred)	0.85	0.57	2.29	1.90
Basic earnings per share (common)	0.77	0.52	2.08	1.73
Diluted earnings per share (preferred)	0.84	0.57	2.28	1.88
Diluted earnings per share (common)	0.77	0.52	2.07	1.73

.

Third Quarter 2012 Results October 31, 2012 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS	3Q12	3Q11	YTD 12	YTD 11

R$ million
Cash Flows from Operating Activities
Profit	2,533.6	1,703.8	6,857.9	5,655.6
Depreciation, amortization and impairment	461.1	363.9	1,268.1	1,058.0
Impairment losses on receivables and inventories	40.9	17.6	109.3	52.7
Additions/(reversals) in provisions and employee benefits	33.9	27.9	110.9	58.4
Net finance cost	344.3	306.3	572.6	377.2
Other non-cash items included in the profit	(42.5)	(35.9)	(151.1)	(78.6)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(11.0)	(2.3)	(7.4)	(6.5)
Loss/(gain) on assets held for sale	-	(43.1)	3.7	(44.1)
Equity-settled share-based payment expense	42.8	28.7	106.0	85.4
Income tax expense	452.9	620.8	1,432.5	1,581.0
Share of result of associates	(0.0)	(0.1)	(0.1)	(0.2)
Cash flow from operating activities before changes in working capital and use of provisions	3,855.9	2,987.6	10,302.4	8,738.9
Decrease/(increase) in trade and other receivables	(575.9)	(145.3)	(414.8)	(57.3)
Decrease/(increase) in inventories	64.4	186.8	(190.2)	(44.3)
Increase/(decrease) in trade and other payables	1,021.2	391.7	(1,324.6)	(643.3)
Cash generated from operations	4,365.6	3,420.8	8,372.8	7,994.0
Interest paid	(185.8)	34.2	(318.7)	(249.0)
Interest received	53.8	31.3	402.1	156.7
Income tax paid	(571.9)	(519.7)	(1,490.5)	(1,275.7)
Cash flow from operating activities	3,661.7	2,966.6	6,965.6	6,626.0
Proceeds from sale of property, plant, equipment and intangible assets	28.1	11.3	39.9	23.0
Acquisition of property, plant, equipment and intangible assets	(965.7)	(891.6)	(1,959.4)	(2,474.1)
Acquisition of subsidiaries, net of cash acquired	(59.7)	-	(2,513.1)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	(371.8)	(100.5)	(415.6)	442.0
Net proceeds/(acquisition) of other assets	(3.5)	33.1	(16.4)	36.2
Cash flow used in investing activities	(1,372.6)	(947.6)	(4,864.6)	(1,972.8)
Capital increase	173.4	210.8	199.7	215.8
Advancement for future capital increase	(170.5)	(198.7)	-	-
Increase/(decrease) in capital in subsidiaries / non-controlling	-	(12.5)	-	(12.5)
Proceeds from borrowings	479.4	543.1	1,128.7	718.1
Proceeds/repurchase of treasury shares	-	(25.7)	(20.2)	(30.0)
Repayment of borrowings	(1,588.9)	(492.5)	(2,907.6)	(2,093.2)
Cash net finance costs other than interests	(306.3)	(428.0)	(449.5)	(519.9)
Payment of finance lease liabilities	(0.9)	(0.4)	(5.0)	(4.1)
Dividends (paid)/received	(1,267.1)	(1,292.2)	(3,798.4)	(3,130.8)
Cash flow used in financing activities	(2,680.9)	(1,696.0)	(5,852.3)	(4,856.5)
Net increase/(decrease) in cash and cash equivalents	(391.8)	322.9	(3,751.3)	(203.3)
Cash and cash equivalents less bank overdrafts at beginning of period	4,890.2	5,226.4	8,063.9	5,908.3
Effect of exchange rate fluctuations	31.7	407.5	217.5	251.9
Cash and cash equivalents less bank overdrafts at end of period	4,530.2	5,956.9	4,530.2	5,956.9

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer